                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  GetThere Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock,
--------------------------------------------------------------------------------
                           $0.0001 par value per share
                         (Title of Class of Securities)


                                   374266 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                James F. Brashear
                           GetThere Acquisition Corp.
                         c/o Sabre Holdings Corporation
                           4255 Amon Carter Boulevard
                             Fort Worth, Texas 76155
                                 (817) 967-1273

                                 with a copy to:

                                Charles M. Nathan
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                            New York, New York 10004
                                 (212) 859-8000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                               September 11, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or Rule 13(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------
CUSIP No. 374266-10-4                                          Page 2 of 9 Pages
---------------------------


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    SABRE HOLDINGS CORPORATION

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    BK
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

--------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF
                                            -0-
         SHARES
                          ------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            10,017,778 (1)
                          ------------------------------------------------------
          EACH            9        SOLE DISPOSITIVE POWER

       REPORTING                            -0-
                          ------------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              -0-

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,017,778 (1)

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)                                 |_|

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------
(1)      See Items 4 and 5 hereof.

                                  SCHEDULE 13D

---------------------------
CUSIP No. 374266-10-4                                          Page 3 of 9 Pages
---------------------------


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GETTHERE ACQUISITION CORP.

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    AF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

--------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF
                                            -0-
         SHARES
                          ------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            10,017,778 (1)
                          ------------------------------------------------------
          EACH            9        SOLE DISPOSITIVE POWER

       REPORTING                            -0-
                          ------------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              -0-

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,017,778 (1)

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)                                 |_|

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------
(1)      See Items 4 and 5 hereof.

                                  SCHEDULE 13D

---------------------------
CUSIP No. 374266-10-4                                          Page 4 of 9 Pages
---------------------------


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES E. MURPHY

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES

--------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF
                                            -0-
         SHARES
                          ------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            10,017,778 (1)
                          ------------------------------------------------------
          EACH            9        SOLE DISPOSITIVE POWER

       REPORTING                            -0-
                          ------------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              -0-

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,017,778 (1)

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)                                 |_|

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------
(1)      See Items 4 and 5 hereof.

                                  SCHEDULE 13D

---------------------------
CUSIP No. 374266-10-4                                          Page 5 of 9 Pages
---------------------------


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES F. BRASHEAR

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES

--------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF
                                            -0-
         SHARES
                          ------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            10,017,778 (1)
                          ------------------------------------------------------
          EACH            9        SOLE DISPOSITIVE POWER

       REPORTING                            -0-
                          ------------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              -0-

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,017,778 (1)

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)                                 |_|

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------
(1)      See Items 4 and 5 hereof.

                                  SCHEDULE 13D

---------------------------
CUSIP No. 374266-10-4                                          Page 6 of 9 Pages
---------------------------


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JEFFERY M. JACKSON

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES

--------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF
                                            -0-
         SHARES
                          ------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            10,017,778 (1)
                          ------------------------------------------------------
          EACH            9        SOLE DISPOSITIVE POWER

       REPORTING                            -0-
                          ------------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              -0-

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,017,778 (1)

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)                                 |_|

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------
(1)      See Items 4 and 5 hereof.

---------------------------
CUSIP No. 374266-10-4                                          Page 7 of 9 Pages
---------------------------


                         AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed on September 1, 2000 (the "Schedule 13D") by the persons filing this amendment. Capitalized terms used in this Amendment No. 1 to Schedule 13D, but not otherwise defined, have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is supplemented and amended by this Amendment No. 1 as follows:

ITEM 1. SECURITY AND ISSUER.

         Item 1 is hereby amended and supplemented to add the following information following the first sentence:

         On August 28, 2000, upon the announcement of the Offer (as defined below) the Preferred Stock converted to one share of Common Stock according to its terms.

ITEM 2. IDENTITY AND BACKGROUND.

         The fourth, fifth and sixth sentences of Item 2, paragraphs (a), (b) and (c) are hereby amended and restated as follows:

         James E. Murphy is Senior Vice President of Corporate Development and Treasurer of Sabre Inc. James F. Brashear is Corporate Secretary of Parent and Senior Vice President, Deputy General Counsel and Corporate Secretary of Sabre Inc. Jeffery M. Jackson is Executive Vice President and Chief Financial Officer of Parent and Sabre Inc. and Treasurer of Parent.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and supplemented to add the following information following the last sentence of the paragraph:

         Following the Merger (as defined below), in order to retire any amounts outstanding under the short term financing, Parent intends to sell certain securities pursuant to a Registration Statement on Form S-3 which has been filed with the Securities and Exchange Commission.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is amended and restated as follows:

         On August 28, 2000, Parent, Sabre Inc. ("PARENT SUB") and the Company entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") providing for, among other things, the commencement by Offeror of a tender offer to purchase all of the Company's outstanding Shares

---------------------------
CUSIP No. 374266-10-4                                          Page 8 of 9 Pages
---------------------------


for $17.75 per Share in cash without interest (the "OFFER") and the merger of Offeror with and into the Company (the "MERGER").

         In contemplation of entering into the Merger Agreement, and in order to expedite the acquisition of the Company, Parent and Parent Sub entered into stockholder agreements with the following parties (collectively, the "STOCKHOLDER PARTIES"):

         o Gadi Maier, Marlene Maier Annuity Trust (1999), Gadi Maier Annuity Trust (1999) and Gadi Maier & Marlene Maier Trust 1999;

         o Richard D.C. Whilden, The Whilden Family Revocable Trust Dated June 17, 1988 and The Whilden Family Irrevocable Trust Dated October 1999;

         o Venture Partners V, L.P., USVP V International, L.P., 2180 Associates Fund V, L.P. and USVP Entrepreneur Partners V, L.P.;

         o Brentwood Associates VII, L.P. and Brentwood Affiliates Fund, L.P.;

         o Ambassadors International, Inc.; and

         o American Express Travel Related Services Company, Inc. ("AMEX
TRAVEL").

         (collectively, the "STOCKHOLDER AGREEMENTS")

         As of August 23, 2000, the Stockholder Parties held, in the aggregate, 10,017,777 shares of Common Stock representing approximately 28.53% of the Shares. In addition, AmEx Travel holds warrants to purchase 1,460,046 Shares which are exercisable within 60 days of September 1, 2000. Gadi Maier and Richard D.C. Whilden currently hold 793,675 and 19,167 options to purchase shares of Common stock, respectively, which are exercisable within 60 days of September 1, 2000.

         Subsequent to entering into the Merger Agreement and the Stockholder Agreements, Parent Sub assigned its rights and obligations under the Merger Agreement and the Stockholder Agreements to Offeror pursuant to an Assignment and Assumption Agreement dated August 30, 2000 (the "ASSIGNMENT AND ASSUMPTION AGREEMENT").

         Except as indicated in this Schedule 13D or as disclosed in "Introduction" and Sections 12, 13 and 15 of "The Offer" of the Offer to Purchase, dated September 11, 2000, filed as Exhibit (a)(1)(A) to Schedule TO of Offeror and Parent, the contents of which are incorporated herein by reference, the Sabre Parties currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

---------------------------
CUSIP No. 374266-10-4                                          Page 9 of 9 Pages
---------------------------


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 is hereby amended and restated as attached hereto. Item 7 is hereby amended to add the following exhibit:

         Exhibit 7 Offer to Purchase, dated September 11, 2000 (incorporated by reference herein to Exhibit
                           (a)(1)(A) to Schedule TO of Offeror and Parent filed with the Securities and Exchange Commission on September 11, 2000).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                           SABRE HOLDINGS CORPORATION


                                           By:  /s/  JEFFERY M. JACKSON
                                               ---------------------------------
                                               Name:  Jeffery Jackson
                                               Title:   Chief Financial Officer


                                           GETTHERE ACQUISITION CORP.


                                           By:  /s/ JAMES E. MURPHY
                                               ---------------------------------
                                               Name:  James E. Murphy
                                               Title:   Treasurer


                                           /s/ JAMES E. MURPHY
                                           -------------------------------------
                                           James E. Murphy


                                           /s/ JAMES F. BRASHEAR
                                           -------------------------------------
                                           James F. Brashear


                                           /s/ JEFFERY M. JACKSON
                                           -------------------------------------
                                           Jeffery M. Jackson


Dated: September 15, 2000

                                  EXHIBIT INDEX

         Exhibit 1         Executive Officers and Directors of the Sabre
                           Parties.

         Exhibit 7 Offer to Purchase, dated September 11, 2000 (incorporated by reference herein to Exhibit
                           (a)(1)(A) of Schedule TO of Offeror and Parent filed with the Securities and Exchange Commission on September 11, 2000).